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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)

                                 NET2PHONE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    64108N10
         -------------------------------------------------------------
                                 (CUSIP Number)


    JOYCE J. MASON, ESQ.                          MARILYN J. WASSER, ESQ.
GENERAL COUNSEL AND SECRETARY                 VICE PRESIDENT - LAW AND SECRETARY
       IDT CORPORATION                                    AT&T CORP.
      520 BROAD STREET                              295 NORTH MAPLE AVENUE
  NEWARK, NEW JERSEY 07102                     BASKING RIDGE, NEW JERSEY 07920
       (973) 438-1000                                   (908) 221-2000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                OCTOBER 31, 2001
         -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

------------------                                           ------------------
CUSIP No. 64108N10                                           Page 2 of 18 Pages
------------------                                           ------------------
________________________________________________________________________________

1    NAME OF REPORTING PERSONS.                                    IT STOCK, LLC
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).     52-2352839
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [_]
                                                                         (b) [x]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)                                       OO

________________________________________________________________________________
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                           [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION                               Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER                                 18,900,000
  NUMBER OF
   SHARES      _________________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER                                      N/A
  OWNED BY
    EACH       _________________________________________________________________
  REPORTING    9    SOLE DISPOSITIVE POWER                            18,900,000
   PERSON
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER                                 N/A

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     18,900,000

________________________________________________________________________________
12   CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  38.84%*

________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                              OO

________________________________________________________________________________

* All the shares beneficially held by the Reporting Person are shares of Class A Common Stock, par value $0.01 per share, of the Issuer ("Class A Stock"). Each share of Class A Stock is convertible into one share of Common Stock, par value $0.01 per share, of the Issuer ("Common Stock") without consideration being paid therefor. Each share of Class A Stock has two votes per share and each share of Common Stock has one vote per share. The percentage of Common Stock listed in Line 13 above assumes conversion of the shares of Class A Stock beneficially owned by the Reporting Person into shares of Common Stock. The Class A Stock beneficially owned by the Reporting Person represents (i) approximately 58.49% of the outstanding shares of Class A Stock and (ii) approximately 40.04% of the aggregate voting power of the Issuer assuming the shares of Class A Stock held by the Reporting Person are not converted into shares of Common Stock. The calculations are based on a total of 62,078,875 shares outstanding, consisting of 29,763,375 shares of Common Stock and 32,315,500 shares of Class A Stock, as last reported by Net2Phone in its Form 10-K for the fiscal year ended July 31, 2001, filed with the Securities and Exchange Commission (the "SEC") on October 29, 2001.

------------------                                           ------------------
CUSIP No. 64108N10                                           Page 3 of 18 Pages
------------------                                           ------------------
________________________________________________________________________________

1    NAME OF REPORTING PERSONS.                            NTOP HOLDINGS, L.L.C.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).     52-2348660
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [_]
                                                                         (b) [x]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)                                      N/A

________________________________________________________________________________
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                           [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION                               Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER                                  9,996,750
  NUMBER OF
   SHARES      _________________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER                               18,900,000
  OWNED BY
    EACH       _________________________________________________________________
  REPORTING    9    SOLE DISPOSITIVE POWER                             9,996,750
   PERSON
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER                          18,900,000

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     28,896,750

________________________________________________________________________________
12   CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  49.26%*

________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                              OO

________________________________________________________________________________

* All the shares beneficially held by the Reporting Person are shares of Class A Stock. Each share of Class A Stock is convertible into one share of Common Stock without consideration being paid therefor. Each share of Class A Stock has two votes per share and each share of Common Stock has one vote per share. The percentage of Common Stock listed in Line 13 above assumes conversion of the shares of Class A Stock beneficially owned by the Reporting Person into shares of Common Stock. The Class A Stock beneficially owned by the Reporting Person represents (i) approximately 89.42% of the outstanding shares of Class A Stock and (ii) approximately 61.23% of the aggregate voting power of the Issuer assuming the shares of Class A Stock held by the Reporting Person are not converted into shares of Common Stock. The calculations are based on a total of 62,078,875 shares outstanding, consisting of 29,763,375 shares of Common Stock and 32,315,500 shares of Class A Stock, as last reported by Net2Phone in its Form 10-K for the fiscal year ended July 31, 2001, filed with the SEC on October 29, 2001.

------------------                                           ------------------
CUSIP No. 64108N10                                           Page 4 of 18 Pages
------------------                                           ------------------
________________________________________________________________________________

1    NAME OF REPORTING PERSONS.                          IDT DOMESTIC-UNION, LLC
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [_]
                                                                         (b) [x]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)                                      N/A

________________________________________________________________________________
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                           [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION                               Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER                                 28,896,750
  NUMBER OF
   SHARES      _________________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER                                      N/A
  OWNED BY
    EACH       _________________________________________________________________
  REPORTING    9    SOLE DISPOSITIVE POWER                                   N/A
   PERSON
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER                          28,896,750

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     28,896,750

________________________________________________________________________________
12   CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  49.26%*

________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                              OO

________________________________________________________________________________

* All the shares beneficially held by the Reporting Person are shares of Class A Stock. Each share of Class A Stock is convertible into one share of Common Stock without consideration being paid therefor. Each share of Class A Stock has two votes per share and each share of Common Stock has one vote per share. The percentage of Common Stock listed in Line 13 above assumes conversion of the shares of Class A Stock beneficially owned by the Reporting Person into shares of Common Stock. The Class A Stock beneficially owned by the Reporting Person represents (i) approximately 89.42% of the outstanding shares of Class A Stock and (ii) approximately 61.23% of the aggregate voting power of the Issuer assuming the shares of Class A Stock held by the Reporting Person are not converted into shares of Common Stock. The calculations are based on a total of 62,078,875 shares outstanding, consisting of 29,763,375 shares of Common Stock and 32,315,500 shares of Class A Stock, as last reported by Net2Phone in its Form 10-K for the fiscal year ended July 31, 2001, filed with the SEC on October 29, 2001.

------------------                                           ------------------
CUSIP No. 64108N10                                           Page 5 of 18 Pages
------------------                                           ------------------
________________________________________________________________________________

1    NAME OF REPORTING PERSONS.                             IDT INVESTMENTS INC.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [_]
                                                                         (b) [x]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)                                      N/A

________________________________________________________________________________
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                           [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION                                 Nevada

________________________________________________________________________________
               7    SOLE VOTING POWER                                 28,896,750
  NUMBER OF
   SHARES      _________________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER                                      N/A
  OWNED BY
    EACH       _________________________________________________________________
  REPORTING    9    SOLE DISPOSITIVE POWER                                   N/A
   PERSON
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER                          28,896,750

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     28,896,750

________________________________________________________________________________
12   CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  49.26%*

________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                              CO

________________________________________________________________________________

* All the shares beneficially held by the Reporting Person are shares of Class A Stock. Each share of Class A Stock is convertible into one share of Common Stock without consideration being paid therefor. Each share of Class A Stock has two votes per share and each share of Common Stock has one vote per share. The percentage of Common Stock listed in Line 13 above assumes conversion of the shares of Class A Stock beneficially owned by the Reporting Person into shares of Common Stock. The Class A Stock beneficially owned by the Reporting Person represents (i) approximately 89.42% of the outstanding shares of Class A Stock and (ii) approximately 61.23% of the aggregate voting power of the Issuer assuming the shares of Class A Stock held by the Reporting Person are not converted into shares of Common Stock. The calculations are based on a total of 62,078,875 shares outstanding, consisting of 29,763,375 shares of Common Stock and 32,315,500 shares of Class A Stock, as last reported by Net2Phone in its Form 10-K for the fiscal year ended July 31, 2001, filed with the SEC on October 29, 2001.

------------------                                           ------------------
CUSIP No. 64108N10                                           Page 6 of 18 Pages
------------------                                           ------------------
________________________________________________________________________________

1    NAME OF REPORTING PERSONS.                        IDT NEVADA HOLDINGS, INC.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [_]
                                                                         (b) [x]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)                                      N/A

________________________________________________________________________________
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                           [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION                                 Nevada

________________________________________________________________________________
               7    SOLE VOTING POWER                                 28,896,750
  NUMBER OF
   SHARES      _________________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER                                      N/A
  OWNED BY
    EACH       _________________________________________________________________
  REPORTING    9    SOLE DISPOSITIVE POWER                                   N/A
   PERSON
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER                          28,896,750

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     28,896,750

________________________________________________________________________________
12   CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  49.26%*

________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                              CO

________________________________________________________________________________

* All the shares beneficially held by the Reporting Person are shares of Class A Stock. Each share of Class A Stock is convertible into one share of Common Stock without consideration being paid therefor. Each share of Class A Stock has two votes per share and each share of Common Stock has one vote per share. The percentage of Common Stock listed in Line 13 above assumes conversion of the shares of Class A Stock beneficially owned by the Reporting Person into shares of Common Stock. The Class A Stock beneficially owned by the Reporting Person represents (i) approximately 89.42% of the outstanding shares of Class A Stock and (ii) approximately 61.23% of the aggregate voting power of the Issuer assuming the shares of Class A Stock held by the Reporting Person are not converted into shares of Common Stock. The calculations are based on a total of 62,078,875 shares outstanding, consisting of 29,763,375 shares of Common Stock and 32,315,500 shares of Class A Stock, as last reported by Net2Phone in its Form 10-K for the fiscal year ended July 31, 2001, filed with the SEC on October 29, 2001.

------------------                                           ------------------
CUSIP No. 64108N10                                           Page 7 of 18 Pages
------------------                                           ------------------
________________________________________________________________________________

1    NAME OF REPORTING PERSONS.                       IDT DOMESTIC TELECOM, INC.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [_]
                                                                         (b) [x]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)                                      N/A

________________________________________________________________________________
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                           [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION                               Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER                                 28,896,750
  NUMBER OF
   SHARES      _________________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER                                      N/A
  OWNED BY
    EACH       _________________________________________________________________
  REPORTING    9    SOLE DISPOSITIVE POWER                                   N/A
   PERSON
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER                          28,896,750

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     28,896,750

________________________________________________________________________________
12   CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  49.26%*

________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                              CO

________________________________________________________________________________

* All the shares beneficially held by the Reporting Person are shares of Class A Stock. Each share of Class A Stock is convertible into one share of Common Stock without consideration being paid therefor. Each share of Class A Stock has two votes per share and each share of Common Stock has one vote per share. The percentage of Common Stock listed in Line 13 above assumes conversion of the shares of Class A Stock beneficially owned by the Reporting Person into shares of Common Stock. The Class A Stock beneficially owned by the Reporting Person represents (i) approximately 89.42% of the outstanding shares of Class A Stock and (ii) approximately 61.23% of the aggregate voting power of the Issuer assuming the shares of Class A Stock held by the Reporting Person are not converted into shares of Common Stock. The calculations are based on a total of 62,078,875 shares outstanding, consisting of 29,763,375 shares of Common Stock and 32,315,500 shares of Class A Stock, as last reported by Net2Phone in its Form 10-K for the fiscal year ended July 31, 2001, filed with the SEC on October 29, 2001.

------------------                                           ------------------
CUSIP No. 64108N10                                           Page 8 of 18 Pages
------------------                                           ------------------
________________________________________________________________________________

1    NAME OF REPORTING PERSONS.                                IDT TELECOM, INC.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [_]
                                                                         (b) [x]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)                                      N/A

________________________________________________________________________________
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                           [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION                               Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER                                 28,896,750
  NUMBER OF
   SHARES      _________________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER                                      N/A
  OWNED BY
    EACH       _________________________________________________________________
  REPORTING    9    SOLE DISPOSITIVE POWER                                   N/A
   PERSON
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER                          28,896,750

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     28,896,750

________________________________________________________________________________
12   CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  49.26%*

________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                              CO

________________________________________________________________________________

* All the shares beneficially held by the Reporting Person are shares of Class A Stock. Each share of Class A Stock is convertible into one share of Common Stock without consideration being paid therefor. Each share of Class A Stock has two votes per share and each share of Common Stock has one vote per share. The percentage of Common Stock listed in Line 13 above assumes conversion of the shares of Class A Stock beneficially owned by the Reporting Person into shares of Common Stock. The Class A Stock beneficially owned by the Reporting Person represents (i) approximately 89.42% of the outstanding shares of Class A Stock and (ii) approximately 61.23% of the aggregate voting power of the Issuer assuming the shares of Class A Stock held by the Reporting Person are not converted into shares of Common Stock. The calculations are based on a total of 62,078,875 shares outstanding, consisting of 29,763,375 shares of Common Stock and 32,315,500 shares of Class A Stock, as last reported by Net2Phone in its Form 10-K for the fiscal year ended July 31, 2001, filed with the SEC on October 29, 2001.

------------------                                           ------------------
CUSIP No. 64108N10                                           Page 9 of 18 Pages
------------------                                           ------------------
________________________________________________________________________________

1    NAME OF REPORTING PERSONS.                                  IDT CORPORATION
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [_]
                                                                         (b) [x]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)                                      N/A

________________________________________________________________________________
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                           [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION                               Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER                                 28,896,750
  NUMBER OF
   SHARES      _________________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER                                      N/A
  OWNED BY
    EACH       _________________________________________________________________
  REPORTING    9    SOLE DISPOSITIVE POWER                                   N/A
   PERSON
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER                          28,896,750

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     28,896,750

________________________________________________________________________________
12   CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  49.26%*

________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                              CO

________________________________________________________________________________

* All the shares beneficially held by the Reporting Person are shares of Class A Stock. Each share of Class A Stock is convertible into one share of Common Stock without consideration being paid therefor. Each share of Class A Stock has two votes per share and each share of Common Stock has one vote per share. The percentage of Common Stock listed in Line 13 above assumes conversion of the shares of Class A Stock beneficially owned by the Reporting Person into shares of Common Stock. The Class A Stock beneficially owned by the Reporting Person represents (i) approximately 89.42% of the outstanding shares of Class A Stock and (ii) approximately 61.23% of the aggregate voting power of the Issuer assuming the shares of Class A Stock held by the Reporting Person are not converted into shares of Common Stock. The calculations are based on a total of 62,078,875 shares outstanding, consisting of 29,763,375 shares of Common Stock and 32,315,500 shares of Class A Stock, as last reported by Net2Phone in its Form 10-K for the fiscal year ended July 31, 2001, filed with the SEC on October 29, 2001.

------------------                                           -------------------
CUSIP No. 64108N10                                           Page 10 of 18 Pages
------------------                                           -------------------
________________________________________________________________________________

1    NAME OF REPORTING PERSONS.                                  HOWARD S. JONAS
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [_]
                                                                         (b) [x]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)                                      N/A

________________________________________________________________________________
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                           [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION                          United States

________________________________________________________________________________
               7    SOLE VOTING POWER                                 28,896,750
  NUMBER OF
   SHARES      _________________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER                                      N/A
  OWNED BY
    EACH       _________________________________________________________________
  REPORTING    9    SOLE DISPOSITIVE POWER                                   N/A
   PERSON
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER                          28,896,750

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     28,896,750

________________________________________________________________________________
12   CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  49.26%*

________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                              IN

________________________________________________________________________________

* All the shares beneficially held by the Reporting Person are shares of Class A Stock. Each share of Class A Stock is convertible into one share of Common Stock without consideration being paid therefor. Each share of Class A Stock has two votes per share and each share of Common Stock has one vote per share. The percentage of Common Stock listed in Line 13 above assumes conversion of the shares of Class A Stock beneficially owned by the Reporting Person into shares of Common Stock. The Class A Stock beneficially owned by the Reporting Person represents (i) approximately 89.42% of the outstanding shares of Class A Stock and (ii) approximately 61.23% of the aggregate voting power of the Issuer assuming the shares of Class A Stock held by the Reporting Person are not converted into shares of Common Stock. The calculations are based on a total of 62,078,875 shares outstanding, consisting of 29,763,375 shares of Common Stock and 32,315,500 shares of Class A Stock, as last reported by Net2Phone in its Form 10-K for the fiscal year ended July 31, 2001, filed with the SEC on October 29, 2001.

------------------                                           -------------------
CUSIP No. 64108N10                                           Page 11 of 18 Pages
------------------                                           -------------------
________________________________________________________________________________

1    NAME OF REPORTING PERSONS.                                    ITELTECH, LLC
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [_]
                                                                         (b) [x]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)                                      N/A

________________________________________________________________________________
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                           [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION                               Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER                                        N/A
  NUMBER OF
   SHARES      _________________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER                                      N/A
  OWNED BY
    EACH       _________________________________________________________________
  REPORTING    9    SOLE DISPOSITIVE POWER                                   N/A
   PERSON
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER                          28,896,750

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     28,896,750

________________________________________________________________________________
12   CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  49.26%*

________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                              OO

________________________________________________________________________________

* All the shares beneficially held by the Reporting Person are shares of Class A Stock. Each share of Class A Stock is convertible into one share of Common Stock without consideration being paid therefor. Each share of Class A Stock has two votes per share and each share of Common Stock has one vote per share. The percentage of Common Stock listed in Line 13 above assumes conversion of the shares of Class A Stock beneficially owned by the Reporting Person into shares of Common Stock. The Class A Stock beneficially owned by the Reporting Person represents (i) approximately 89.42% of the outstanding shares of Class A Stock and (ii) approximately 61.23% of the aggregate voting power of the Issuer assuming the shares of Class A Stock held by the Reporting Person are not converted into shares of Common Stock. The calculations are based on a total of 62,078,875 shares outstanding, consisting of 29,763,375 shares of Common Stock and 32,315,500 shares of Class A Stock, as last reported by Net2Phone in its Form 10-K for the fiscal year ended July 31, 2001, filed with the SEC on October 29, 2001.

------------------                                           -------------------
CUSIP No. 64108N10                                           Page 12 of 18 Pages
------------------                                           -------------------
________________________________________________________________________________

1    NAME OF REPORTING PERSONS.                                       AT&T CORP.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [_]
                                                                         (b) [x]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)                                      N/A

________________________________________________________________________________
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                           [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION                               New York

________________________________________________________________________________
               7    SOLE VOTING POWER                                        N/A
  NUMBER OF
   SHARES      _________________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER                                      N/A
  OWNED BY
    EACH       _________________________________________________________________
  REPORTING    9    SOLE DISPOSITIVE POWER                                   N/A
   PERSON
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER                          28,896,750

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     28,896,750

________________________________________________________________________________
12   CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  49.26%*

________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                              CO

________________________________________________________________________________

* All the shares beneficially held by the Reporting Person are shares of Class A Stock. Each share of Class A Stock is convertible into one share of Common Stock without consideration being paid therefor. Each share of Class A Stock has two votes per share and each share of Common Stock has one vote per share. The percentage of Common Stock listed in Line 13 above assumes conversion of the shares of Class A Stock beneficially owned by the Reporting Person into shares of Common Stock. The Class A Stock beneficially owned by the Reporting Person represents (i) approximately 89.42% of the outstanding shares of Class A Stock and (ii) approximately 61.23% of the aggregate voting power of the Issuer assuming the shares of Class A Stock held by the Reporting Person are not converted into shares of Common Stock. The calculations are based on a total of 62,078,875 shares outstanding, consisting of 29,763,375 shares of Common Stock and 32,315,500 shares of Class A Stock, as last reported by Net2Phone in its Form 10-K for the fiscal year ended July 31, 2001, filed with the SEC on October 29, 2001.

         The undersigned hereby file this Amendment No. 2 (this "Amendment") to the Schedule 13D filed by IDT Investments Inc., IDT Corporation and Howard S. Jonas with the Securities and Exchange Commission (the "SEC") on August 21, 2000, the Schedule 13D filed by ITelTech, LLC and AT&T Corp. with the SEC on August 22, 2000, each as previously amended and restated by Amendment No. 1 to
Schedule 13D filed by NTOP Holdings, L.L.C., IDT Domestic-Union, LLC, IDT Investments Inc., IDT Nevada Holdings, Inc., IDT Domestic-Telecom, Inc., IDT Telecom, Inc., IDT Corporation, Howard S. Jonas, AT&T Corp. and ITelTech, LLC with the SEC on October 25, 2001, each relating to the Common Stock, par value $0.01 per share, of Net2Phone, Inc. This Amendment (i) amends and restates the text of the first paragraph of Item 2(a)-(b), (ii) supplements the text of Items 2(c), 2(d), 2(e) and 2(f), (iii) supplements the text of Item 4, (iv) amends and restates the text of Items 5(a) and 5(b), (v) supplements the text of Item 5(c) and (vi) supplements the text of Item 7.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)-(b) IT Stock, LLC is a Delaware limited liability company ("IT Stock"). IT Stock is a holding company, which holds shares of Class A Common Stock, par value $0.01 per share ("Class A Stock"), of Net2Phone for the benefit of its sole member, NTOP Holdings, L.L.C. The address of its principal office and principal place of business is 400 North Stephanie Street, Eastgate Plaza, Suite 235, Henderson, Nevada 89014.

         NTOP Holdings, L.L.C. is a Delaware limited liability company. NTOP Holdings, L.L.C. was formerly known as Net2Phone Holdings, L.L.C. On October 31, 2001 Net2Phone Holdings, L.L.C. changed its name to NTOP Holdings, L.L.C. NTOP Holdings, L.L.C. ("Net2Phone Holdings") is a holding company, which will actively manage the Class A Stock contributed to it by its members. The members of Net2Phone Holdings consist of IDT Domestic-Union, LLC ("IDT D-U"), ITelTech, LLC ("ITelTech"), LMC Animal Planet, Inc. ("LMC") and IDT Investments Inc. ("IDT Investments"). The address of its principal office and principal place of business is 400 North Stephanie Street, Eastgate Plaza, Suite 235, Henderson, Nevada 89014.

         (c) The name and business address of the member of IT Stock is set forth in Exhibit 18 hereto and is incorporated herein by reference.

         (d) During the last five years, neither IT Stock, nor to the best of IT Stock's knowledge, any of IT Stock's members, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither IT Stock, nor to the best of IT Stock's knowledge, any of IT Stock's members, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws, and which judgment, decree or final order was not subsequently vacated.

         (f) IT Stock's sole member, Net2Phone Holdings, is a Delaware limited liability company.

ITEM 4.  PURPOSE OF TRANSACTION

         On November 8, 2001, pursuant to the Amended and Restated Limited Liability Company Agreement of IT Stock (the "IT Stock LLC Agreement"), entered into by Net2Phone Holdings, Net2Phone Holdings contributed to IT Stock 18,900,000 shares of Class A Stock in exchange for 99 units of membership interests of IT Stock.

         The description of the IT Stock LLC Agreement throughout this Amendment is qualified by reference to such IT Stock LLC Agreement, a copy of which is filed as Exhibit 19 hereto and is incorporated herein by reference.

         On October 31, 2001, Clifford M. Sobel resigned as Chairman of the Board of Directors of Net2Phone and Howard S. Jonas was appointed by the Board of Directors of Net2Phone to replace Mr. Sobel as Chairman of the Board of Directors of Net2Phone. Upon appointment as Chairman of the Board of Directors, Mr. Jonas resigned as acting Chief Executive Officer of Net2Phone.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) IT Stock directly beneficially owns 18,900,000 shares of Class A Stock. Net2Phone Holdings is the sole member of IT Stock and owns all of its outstanding membership interests. Net2Phone Holdings beneficially owns 28,896,750 shares of Class A Stock, consisting of 9,996,750 shares of Class A Stock directly beneficially owned and 18,900,000 shares of Class A Stock indirectly beneficially owned through IT Stock, together representing (i) approximately 49.26% of the outstanding shares of Common Stock assuming conversion of the shares of Class A Stock beneficially owned by Net2Phone Holdings into shares of Common Stock, (ii) approximately 89.42% of the outstanding shares of Class A Stock and (iii) approximately 61.23% of the combined voting power of all outstanding shares of Common Stock and Class A Stock assuming the shares of Class A Stock beneficially owned by Net2Phone Holdings are not converted into shares of Common Stock. Each share of Class A Stock is convertible into one share of Common Stock without consideration being paid therefor. The calculations included herein are based on Net2Phone having a total of 62,078,875 shares outstanding, consisting of 29,763,375 shares of Common Stock and 32,315,500 shares of Class A Stock, as last reported by Net2Phone in its Form 10-K for the fiscal year ended July 31, 2001, filed with the SEC on October 29, 2001.

         IDT D-U does not directly beneficially own any shares of Net2Phone. IDT D-U is a member of Net2Phone Holdings and owns 87 Class A-1 and 13 Class B membership interests of Net2Phone Holdings, representing approximately 34.60% of the membership interests of Net2Phone Holdings. IDT D-U may be deemed to be the indirect beneficial owner of 28,896,750 shares of Class A Stock owned by IT Stock and Net2Phone Holdings.

         IDT Investments does not directly beneficially own any shares of Net2Phone. IDT Investments is a member of Net2Phone Holdings and owns 30 Class B membership interests of Net2Phone Holdings, representing approximately 10.38% of the membership interests of Net2Phone Holdings. IDT Investments is also a member of IDT D-U, owning approximately 1% of the ownership interests and approximately 40% of the voting power of IDT D-U. IDT Investments may be deemed to be the indirect beneficial owner of 28,896,750 shares of Class A Stock owned by IT Stock, Net2Phone Holdings and IDT D-U.

         IDT Nevada does not directly beneficially own any shares of Net2Phone. IDT Nevada owns (i) approximately 57.2% of the outstanding shares of IDT Investments assuming immediate conversion of all outstanding shares of preferred stock of IDT Investments and (ii) approximately 64.7% of the voting power of IDT Investments assuming immediate conversion of all outstanding shares of preferred stock of IDT Investments. IDT Nevada may be deemed to be the indirect beneficial owner of 28,896,750 shares of Class A Stock owned by IT Stock, Net2Phone Holdings, IDT D-U and IDT Investments.

         IDT D-T does not directly beneficially own any shares of Net2Phone. IDT D-T is the managing member of IDT D-U, owning approximately 99% of the ownership interests and approximately 60% of the voting power of IDT D-U. IDT D-T also owns (i) approximately 9.3% of the outstanding shares of IDT Investments assuming immediate conversion of all outstanding shares of preferred stock of IDT Investments and (ii) approximately 10.5% of the voting power of IDT Investments assuming immediate conversion of all outstanding shares of preferred stock of IDT Investments. IDT D-T may be deemed to be the indirect beneficial owner of 28,896,750 shares of Class A Stock owned by IT Stock, Net2Phone Holdings and IDT D-U.

         IDT Telecom does not directly beneficially own any shares of Net2Phone. IDT D-T is a wholly-owned subsidiary of IDT Telecom. IDT Telecom may be deemed to be the indirect beneficial owner of 28,896,750 shares of Class A Stock owned by IT Stock, Net2Phone Holdings, IDT D-U and IDT D-T.

         IDT does not directly beneficially own any shares of Net2Phone. IDT Telecom is a majority-owned subsidiary of IDT. IDT owns all of the outstanding shares of common stock of IDT Telecom. IDT may be deemed to be the indirect beneficial owner of 28,896,750 shares of Class A Stock owned by IT Stock, Net2Phone Holdings, IDT D-U, IDT Investments, IDT Nevada, IDT D-T and IDT Telecom.

         Howard S. Jonas does not directly beneficially own any shares of Net2Phone. As of October 24, 2001, Mr. Jonas beneficially owned 9,816,988 shares of Class A Common Stock, par value $0.01 per share, of IDT and 9,616,988 shares of Class B Common Stock, par value $0.01 per share, of IDT, representing approximately 24.20% of the outstanding shares of IDT and approximately 58.90% of the combined voting power of IDT. Mr. Jonas may be deemed to be the indirect beneficial owner of 28,896,750 shares of Class A Stock owned by IT Stock, Net2Phone Holdings, IDT D-U, IDT Investments, IDT Nevada, IDT D-T, IDT Telecom and IDT.

         ITelTech does not directly beneficially own any shares of Net2Phone. ITelTech may be deemed to be the indirect beneficial owner of 28,896,750 shares of Class A Stock owned by IT Stock and Net2Phone Holdings.

         AT&T does not directly beneficially own any shares of Net2Phone. ITelTech is a wholly-owned subsidiary of AT&T. AT&T may be deemed to be the indirect beneficial owner of 28,896,750 shares of Class A Stock owned by IT Stock, Net2Phone Holdings and ITelTech.

         The filing of this Amendment shall not be construed as an admission by the Reporting Persons that they are, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of Net2Phone owned by other parties.

         Each of IT Stock, Net2Phone Holdings, IDT D-U, IDT Investments, IDT Nevada, IDT D-T, IDT Telecom, IDT and Howard S. Jonas disclaims membership in a group with ITelTech and AT&T of the 28,896,750 shares of Class A Stock owned by IT Stock and Net2Phone Holdings. Each of ITelTech and AT&T disclaims membership in a group with IT Stock, Net2Phone Holdings, IDT D-U, IDT Investments, IDT Nevada, IDT D-T, IDT Telecom, IDT and Howard S. Jonas of the 28,896,750 shares of Class A Stock owned by IT Stock and Net2Phone Holdings.

         (b) By virtue of his ownership of shares of IDT, representing approximately 58.90% of the combined voting power of IDT, Mr. Jonas (i) has the power to control the election of directors to IDT's board of directors, which may be deemed as the power to direct the vote of the 28,896,750 shares of Class A Stock owned by IT Stock and Net2Phone Holdings and (ii) may be deemed to share with ITelTech and LMC the power to dispose of the 28,896,750 shares of Class A Stock owned by IT Stock and Net2Phone Holdings.

         By virtue of its ownership of all the outstanding shares of ITelTech, AT&T may be deemed to share with IDT Investments, IDT D-U and LMC the power to dispose of the 28,896,750 shares of Class A Stock owned by IT Stock and Net2Phone Holdings.

         (c) Except as described herein and as previously described in this Item and in Item 4 above, no transactions in the shares of Common Stock or Class A Stock have been effected by IT Stock or, to the best of IT Stock's knowledge, by its member named in Exhibit 18, during the past 60 days.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 17 Joint Filing Agreement, dated as of November 15, 2001, by and between IT Stock, Net2Phone Holdings, IDT D-U, IDT Investments, IDT Nevada, IDT D-T, IDT Telecom, IDT, Howard S. Jonas, ITelTech and AT&T

Exhibit 18   Name, business address and occupation of the each member of IT
             Stock

Exhibit 19 Amended and Restated Limited Liability Company Agreement, dated as of November 8, 2001, of IT Stock, by Net2Phone Holdings

Exhibit 20 Amendment No. 1 to the Second Amended and Restated Limited Liability Company Agreement, dated as of October 31, 2001, of Net2Phone Holdings, by and among AT&T, ITelTech, IDT, IDT D-U, IDT Investments, Liberty Media and LMC

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 15, 2001        IT STOCK, LLC

                                 By:   NTOP Holdings, L.L.C., its member


                                       By:  /s/ JOYCE J. MASON
                                           ------------------------------------
                                           Name:  Joyce J. Mason
                                           Title: Manager


                                 NTOP HOLDINGS, L.L.C.


                                 By:  /s/ JOYCE J. MASON
                                     ----------------------------------------
                                     Name:  Joyce J. Mason
                                     Title: Manager


                                 IDT DOMESTIC-UNION, LLC


                                 By: IDT Domestic Telecom, Inc., its managing member


                                       By:  /s/ MOTTI LICHTENSTEIN
                                           ------------------------------------
                                           Name:  Motti Lichtenstein
                                           Title: CEO


                                 IDT INVESTMENTS INC.


                                 By:  /s/ ANTHONY S. DAVIDSON
                                     ------------------------------------------
                                       Name:  Anthony S. Davidon
                                       Title: Vice President and CFO


                                 IDT NEVADA HOLDINGS, INC.


                                 By:  /s/ ANTHONY S. DAVIDSON
                                     ------------------------------------------
                                       Name:  Anthony S. Davidon
                                       Title: Vice President and CFO

                                 IDT DOMESTIC TELECOM, INC.


                                 By:  /s/ MOTTI LICHTENSTEIN
                                    ------------------------------------
                                    Name:  Motti Lichtenstein
                                    Title: CEO


                                 IDT TELECOM, INC.


                                 By:  /s/ MOTTI LICHTENSTEIN
                                    ------------------------------------
                                    Name:  Motti Lichtenstein
                                    Title: CEO


                                 IDT CORPORATION


                                 By:  /s/ HOWARD S. JONAS
                                     ------------------------------------------
                                       Name:  Howard S. Jonas
                                       Title: Chairman



                                  /s/ HOWARD S. JONAS
                                 ----------------------------------------------
                                 Howard S. Jonas


                                 ITELTECH, LLC


                                 By: /s/ ROBERT FEIT
                                     ------------------------------------------
                                       Name:  Robert Feit
                                       Title: President


                                 AT&T CORP.


                                 By: /s/ ROBERT FEIT
                                     ------------------------------------------
                                       Name:  Robert Feit
                                       Title: General Attorney and
                                              Assistant Secretary

                                  EXHIBIT INDEX
                                  -------------

Exhibit No.     Description
----------      -----------

Exhibit 17 Joint Filing Agreement, dated as of November 15, 2001, by and between IT Stock, Net2Phone Holdings, IDT D-U, IDT Investments, IDT Nevada, IDT D-T, IDT Telecom, IDT, Howard S. Jonas, ITelTech and AT&T

Exhibit 18      Name, business address and occupation of each manager of IT
                Stock

Exhibit 19 Amended and Restated Limited Liability Company Agreement, dated as of November 8, 2001, of IT Stock, by Net2Phone Holdings

Exhibit 20 Amendment No. 1 to the Second Amended and Restated Limited Liability Company Agreement, dated as of October 31, 2001, of Net2Phone Holdings, by and among AT&T, ITelTech, IDT, IDT D-U, IDT Investments, Liberty Media and LMC